

July 20, 2015

<u>**Via E-Mail**</u>

Ling Huang, Esq.
Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu
Chaoyang District, Beijing
People's Republic of China

> **Re:** **Amended Schedule 13E-3**
> **Filed July 8, 2015 by Eastlake Capital Limited et. al.**
> **File No. 005-85815**

Dear Ms. Huang:

We have reviewed your filing and have the following comments.

<u>Amended Schedule 13E-3</u>

1. We note your response to prior comment 2. Please provide us with a more detailed analysis regarding your reliance on Section 4(a)(2) of the Securities Act, including: the extent and nature of the solicitation (i.e., the number of offerees, how the offerees were identified and contacted, what materials were provided), and the relationship between the company and each offeree (particularly with respect to offerees that are not officers or directors).

<u>Fairness of the Merger – Factors Considered in Determining Fairness, page 25</u>

2. We note the revisions made to the factor captioned "Control Position of the Filing Persons" in response to prior comment 6. It appears that the disclosure at the end of the factor is circuitous: the transaction was proposed by the filing persons, so the possibility of an alternative transaction that would provide a superior proposal to the company's security holders lies entirely with the filing persons. Please revise.

3. We reissue prior comment 9. We disagree that the receipt of a financial analysis supports a determination of procedural fairness. Please revise.

<u>Item 11. Interest in Securities of Subject Company, page 60</u>

4. Please provide the disclosure required by Item 1008 of Regulation M-A, including a table of beneficial ownership of the company's shares.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions